SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,814,951.75	$11,109.61

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $13.25 per Share, net to the seller in cash. According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the market value of my shares as of a recent date?” and “The Offer—Section 6—Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Who is offering to buy my securities?”, “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” and “Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” and “Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder” is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What securities are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay for my securities and what is the form of payment?” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to decide whether to tender in the offer?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv)-(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended and how will I be notified if the offer is extended?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Until what time can I withdraw tendered shares?”, “Introduction”, and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Summary Term Sheet—Until what time can I withdraw tendered shares?”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares”, and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares”, and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(b) of Regulation M-A

(a)(1)-(2) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”,  and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction”, and “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer”, and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer”, and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 6—Effects of the Offer”, and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for the shares?” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(b) There are no applicable conditions.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for the shares?” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

 (b) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions”, and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” and “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to Parent and the Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the Offer is not subject to any financing condition; and (c) the Offer is for all outstanding securities of the subject class.  See “The Offer—Section 10—Source and Amount of Funds.”

Item 11. Additional Information

Item 1011 of Regulation M-A

(a)(1) None.

(a)(2) The information set forth in the Offer to Purchase under “Special Factors—Section 8—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approval” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approval” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated March 10, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)
Letter dated December 21, 2009 to the Board of Directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)	Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily.

(a)(5)(i)	2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009.

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009.

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009.

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010.

(b)(1)	Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(b)(2)	Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(d)	None.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Section 6—Price Range of the Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction”, and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 8—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 8—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I decide not to tender, how will the offer affect my shares?”, “Summary Term Sheet—Will the offer be followed by a merger if all the shares are not tendered in the offer?”, “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a going-private transaction?” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Introduction”, “Summary Term Sheet—If I decide not to tender, how will the offer affect my shares?”, “Summary Term Sheet—Are appraisal rights available in either the offer or any subsequent merger?”, “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?”,  “Special Factors—Section 8—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is your position as to the fairness of the transaction?” and “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction” and “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?”, “Summary Term Sheet – Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction”, “The Offer—Section 1—Terms of the Offer”, and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(d) An unaffiliated representative has not been retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer and merger.  As of the date hereof, no report concerning the fairness of the transaction has been prepared.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet— Have you held discussions with the Company and what does the special committee of the Company think of the offer?” and “Special Factors—Section 1—Background” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction” and “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 3—Our Position Regarding Fairness of the Transaction” and “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” is incorporated herein by reference.  Copies of the premium analysis prepared by Ladenburg are available for inspection and copying at Parent’s principal executive offices located at Nordborgvej 81, 6430 Nordborg, Denmark, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2008 to the section titled “Part II—Item 8—Financial Statements and Supplementary Data”.  The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended September 30, 2009 are incorporated herein by reference to the section titled “Item 1. Financial Statements”.

(b) Pro forma financial information is not material to the Offer.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(b) of Regulation M-A

No officer, class of employee or corporate assets of the Company have been or will be employed or used by the Purchaser in connection with the Offer and the merger.

Item 16 of Schedule 13E-3. Exhibits

Item 1016(c) and (f)

(c)(1)	Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2010
DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

DANFOSS A/S

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 10, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of  the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)	Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily.

(a)(5)(i)	2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009.

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009.

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009.

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010.

(b)(1)	Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(b)(2)	Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(c)(1)	Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).